UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

September 3, 2021

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In the Matter of

Ohia Development Corp.
73-1089 Mahilani Drive
Kailua Kona, Hawaii 96740

ORDER DECLARING OFFERING
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED

File No: 024-11121

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      Ohia Development Corp filed with the Commission a post-qualification amendment to an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The post-qualification amendment to the offering statement has been on file for more than nine months and has not yet been qualified.

      In view of the foregoing, it is ORDERED that the post-qualification amendment to the offering statement be declared abandoned on September 3, 2021.

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief